02029860

3/31/02

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-30530

Supplement for Month of March, 2002

Crayfish Co., Ltd.

(Translation of registrant's name into English)

WICS Bldg., 6th Floor, 2-1, Ikebukuro 2-chome, Toshima-ku, Tokyo 171-0014 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

TOKYO: 17446.13

Information furnished on this form:

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crayfish Co., Ltd.

Date: April 3, 2002

By: /s/ Amane Horichi
Amane Horichi
President and Representative Director

Crayfish

April 3, 2002

The Nasdaq Stock Market,
Listed Company Filings,
9801 Washington Blvd.,
Gaithersburg, MD 20878

Re: Crayfish Co., Ltd. (Nasdaq Trading Symbol: "CRFH")

Dear Sirs:

On behalf of Crayfish Co., Ltd. (the "Company"), enclosed are three copies of the Company's report on Form 6-K and a document to be furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"), which is being submitted to the Securities and Exchange Commission today.

If you have any questions in connection with this matter, please contact Mr. Eric Sibbitt at Sullivan & Cromwell's Tokyo office (telephone: 813-3213-6140; facsimile: 813-3213-6470).

Please acknowledge receipt of this material by stamping the receipt copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Very truly yours,

Takayasu Higuchi

(Enclosures)

Crayfish Co., Ltd. 6th Floor, WICS Bldg., 2-2-1 Ikebukuro
Toshimaku-ku, Tokyo 171-0014 Japan
Tel: 03-5957-0644 Fax: 03-5957-0747 ir@Crayfish.co.jp http://crayfish.co.jp

Crayfish

FOR IMMEDIATE RELEASE

Crayfish announces partnership with Network Associates Co., Ltd. for virus protection solutions

Tokyo/NewYork, March 4, 2002 - Crayfish Co., Ltd. (Nasdaq: CRFH; MOTHERS: 4747) ("Crayfish" or "the Company"), a leading provider of e-mail hosting services (trademark "DESKWING") and other Internet-related services for small and medium-sized enterprises ("SMEs") Japan, announced today that it has formalized the terms of its agreement with Network Associates Co., Ltd. ("NAC") to provide Networks Associates Inc.'s ("NAI") "Virus Check" service as an option to users of DESKWING, its primary service.

Background

In January 2002, the Company began to offer NAI's Virus Check applications to the Company's clients as an optional service as announced in the Company's press release of February 4, 2002. Today, the Company announced that it has formalized the terms of its agreement with NAC, which is the Japanese agency of NAI, to provide the Virus Check service to its clients in better fashions.

1. Virus Check Service

According to Computer Economics, from January to September 2001, computers throughout the world sustained damages due to computer viruses of approximately JPY 13.3 billion. The Information-Technology Promotion Agency Japan ("IPA") announced that the number of reported infections in 2001 increased by 118% over those reported in 2000 (24,261 in 2001 versus 11,109 in 2000). The magnitude of damage caused by recently occurring viruses such as "Nimda", "Code Red" and "SirCam" has heightened the awareness amongst both internet service users and internet service providers of the importance of anti-virus measures.

Last year, as part of its restructuring plan formally announced as "Business Revival Plan", the Company moved its call center in-house, thereby helping to ensure reliable, efficient and effective customer support, and raise customer satisfaction. Based on information received from clients via the call center, the Company discovered a large number of its clients had been affected by computer viruses and required virus protection services. In January 2002, the Company responded to this perceived need by offering limited virus protection services to its clients while it further researched issues such as network load and compatibility with its DESKWING service. Today, the Company has formally begun to offer the service and hopes the new service will help to maintain the safety of its clients' internet traffic, lower clients' costs of procuring virus protection services and enhance the network security of its SME clients.

The Company has now offered two types of anti-virus services, "Virus-Check One", priced at JPY 350 per account (JPY 5,000 startup fee) and "Virus Check 50" priced at JPY 11,000 per 50 accounts (JPY 10,000 startup fee).

2. Summary of Network Associates Co., Ltd.

Network Associates Co., Ltd. ("NAC"), the Japanese agency of NAI, the world's largest provider of virus protection applications, provides total network security and management solutions to Japanese users. The center of NAI's emergency virus response system is McAfee AVERT (Anti-Virus Emergency Response Team), the world's largest computer virus research institute. Rapidly and accurately, AVERT is capable of issuing alerts regarding dangerous viruses and DAT files. NAI's business unit, McAfee, is the world's most widely used virus detection application and has been highly appraised by expert virus research bodies.

The arrangement between the Company and NAC will allow the Company's users to use the Web Shield e500 Appliance, McAfee's gateway virus appliance. The Web Shield e500 Appliance offered by NAC has been modeled on award-winning software and high-performance hardware. The appliance is capable of processing 100,000 to 150,000 email messages per hour. The appliance stations at the Internet gateway and scans SMTP, HTTP and FTP, and POP3 protocols for viruses and malicious code, including Java, ActiveX and JavaScript. The appliance also offers versatility and high functionality such as content scanning, remote management, alert notification and virus protocol reporting, and was developed based on several award-winning virus scanning engines. The Company's virus check service is currently compatible only with email and scans only SMTP in email protocols.

According to research by the IPA, over 90% of computer viruses enter via email. In order to prevent viruses from affecting the network, it is necessary to identify and eradicate the virus at the gateway, before it has entered the network. To prevent the intrusion and proliferation of the virus, the Web Shield e500 Appliance comes standard equipped with security feature in addition to virus protection measures such as content filtering. The Web Shield e500 Appliance strongly protects the network and thus provides a total gateway security solution.

About Crayfish

Founded in 1995, Crayfish Co., Ltd. (CRFH) of Tokyo, Japan, is a leading provider of e-mail services to small and medium-sized businesses in Japan, offering customized, reliable and expandable e-mail services and Internet solutions under the brand name "DESKWING". Crayfish has its American Depository Receipts (ADRs) listed on NASDAQ National Market (ticker: CRFH) in the USA, and its common shares listed on MOTHERS (ticker: 4747) in Japan. Crayfish Co., Ltd. headquarters is located at WICS Bldg. 6F, Ikebukuro 2-2-1, Toshima-ku, Tokyo 171-0014, Japan.

Contact information:

<For corporate information in Japan>
Investor Relations Department
81-3-5957-0695
ir@crayfish.co.jp

News Release

FOR IMMEDIATE RELEASE

Crayfish appoints new President and Representative Director

Tokyo/NewYork, April 1, 2002 - Crayfish Co., Ltd. (Nasdaq: CRFH; MOTHERS: 4747) ("Crayfish" or "the Company"), a leading provider of e-mail hosting services (service-mark "DESKWING") and other Internet-related services for small and medium-sized enterprises ("SME's") in Japan, announced today that its board of directors has appointed as President and Representative Director Mr. Amane Horiuchi, who is currently a director of the Company and its Director of Engineering Planning Group. The appointment is effective today. Mr. Horiuchi has succeeded Mr. Shenqiu Liu as President and Representative Director.

Under the wing of its former President and Representative Director Mr. Shenqiu Liu, the Company had been implementing its restructuring officially announced as the "Business Revival Plan" (the "Plan") in July 2001. By carrying out the Plan, the Company had obtained quarterly net profits for the first time since its IPOs in the 1st Quarter ended December 2001 of the Fiscal Year ended September 30, 2002. After the completion of the Plan, the Company had been re-evaluating the "second step" proposed by Mr. Shenqiu Liu, which is increasing net subscribers by enhancing customer support, products and services, and sales force (referring to the Company's release on Feb. 14, 2002). After constructing the basis of the second step, the Company has decided to focus upon developing new products and services under the wing of new President and Representative Director Mr. Amane Horiuchi by utilizing his experience and specialty in order to increase its profitability further.

Mr. Shenqiu Liu has resigned as President and Representative Director as well as a director of the Company. Mr. Liu will obtain a position in one of the companies belonging to Hikari Tsushin Group and participate in forming strategy for the group as a whole.

Mr. Amane Horiuchi was born in Nagano Prefecture in Japan on January 6, 1971 and has the following professional background: he worked seven years at SOPIA Co., Ltd. and established Shamrock Research Institute Inc. in 1996. He also served as an executive director of the computer department of Universal Trading Co., Ltd. in 1999. He has been working for the Company since October 2000.

About Crayfish

Founded in 1995, Crayfish Co., Ltd. (CRFH) of Tokyo, Japan, is a leading provider of e-mail services to small and medium-sized businesses in Japan, offering customized, reliable and expandable e-mail services and Internet solutions under the brand name "DESKWING". Crayfish has its American Depository Shares (ADSs) listed on NASDAQ National Market (ticker: CRFH) in the USA, and its common shares listed on MOTHERS (ticker: 4747) in Japan. Crayfish Co., Ltd. headquarters is located at WICS Bldg. 6F, Ikebukuro 2-2-1, Toshima-ku, Tokyo 171-0014, Japan.

Contact information:

<For corporate information in Japan>
Investor Relations Department
81-3-5957-0695
ir@crayfish.co.jp